Contact

www.linkedin.com/in/andrewwells1
(LinkedIn)

Top Skills

Contract Negotiation

Marketing Strategy

Budgeting

Languages

English (Native or Bilingual)

German (Professional Working)

Andrew Wells

Chief of Staff @ Sorting Robotics | Marketing & Strategic
Management

Los Angeles Metropolitan Area

Summary

With over 15 years of diverse and progressive experience in various
industries, including consumer-packaged goods, beauty, wine,
cannabis and robotics, I am a versatile and dynamic leader who
drives business growth and innovation. As the Chief Of Staff at
Sorting Robotics, I oversee the operations, marketing, and product
management functions of the company, ensuring alignment with the
strategic vision and goals.

I leverage my strong analytical skills, strategic planning capabilities,
and problem-solving abilities to identify and resolve challenges,
optimize processes, and deliver efficient solutions. I also utilize
my excellent communication, interpersonal, and presentation
skills to build and maintain relationships with internal and external
stakeholders, negotiate contracts, and pitch ideas. I am passionate
about creating value for customers and partners, fostering a culture
of collaboration and excellence, and advancing the field of robotics
with cutting-edge technology.

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Experience

Sorting Robotics
Chief Of Staff
February 2021 - Present (2 years 9 months)
Los Angeles Metropolitan Area

Cielo Malibu Wines
Director of Wines
March 2019 - December 2019 (10 months)
Malibu, Ca

• Directed operations and P&L management for prestige vineyard tasting room
and wine brand

• Functional areas of management involved strategic planning, human resources, business development, marketing, sales, product management and finance.
• Established tasting room KPIs to monitor customer satisfaction, sales per transaction, and daily sales and promotions.
• Created all marketing materials for the wine tasting room; menus, signage, and advised on wine label creation.
• Led creation of branded clothing line from ideation to execution

Lauren B. Beauty
Chief Operations Officer & Co-Founder
January 2014 - March 2019 (5 years 3 months)
Westlake Village, CA

• Generated both b2b and b2c customers through effective proactive digital marketing and email marketing strategies.
• International business development role – by engaging c-level and government contacts to achieve growth goals.
• Innovatively identified and resolved problems for the company, built alliances and partnerships with other organizations, and supported worker communication with the management team.
• Leveraged operation management skills to ensure products, services meet standards of quality by 85% and cost-effectiveness by 92%.
• Personally opened Whole Foods account via cold e-mail – launched in 20 stores in the Southern Pacific region.

Pepperdine University
Associate Director, University Alumni Affairs
December 2011 - May 2014 (2 years 6 months)
Malibu, CA

• Solely managed 100+ volunteer leaders across 15 chapters throughout the United States.
• Cultivated substantial relationships with staff by creating a cohesive and productive team in a deadline-driven environment.
• Frequently commended for quick-thinking and resourcefulness.
• Aided University Advancement leadership with project support, data tracking, and administrative tasks which reduced Association operating costs by 40%.
• Coached in conversion knowledge + overcoming objections training.
• Motivated and helped my associates to maintain focus with the task at hand

SIP Malibu / Cielo Malibu Wineyards

General Manager / VP Business Operations
September 2009 - December 2011 (2 years 4 months)
Malibu

Oversaw operations of SIP Malibu Winebar, Cielo Malibu Wine Club, and all other aspects of retail operations for Sip Malibu and Cielo Malibu Estate Wineyards.

Created and managed business plan & sales strategy development.

Developed and launched new marketing strategies to enhance sales, wine club member growth and retention, and new member sign-ups.

Directly managed tasting room employees and wine club manager.

The position was a decision-making position reporting directly to the Owner.

Solely responsible for all aspects of the business: budgeting, forecasting, P&L, marketing, customer relations, & day to day operations. Executive level position with high-level of strategy, finance, & operations responsibilities.

The Residence Inn by Marriott Westlake Village
Sales Manager
August 2008 - September 2009 (1 year 2 months)
Westlake Village, CA

• Innovated and expanded the reach with key corporate, business, and travel industry accounts.
• Manager on duty role – proactively interacting with guests via the manager's evening social hours.
• Solicited, negotiated, and booked new and repeat clients using multiple channels, such as social media, outside calls, and cold calling tactics.
• Introduced new gasket lines into the market, often closing sight-unseen sales of newly released products.
• Demonstrated an unwavering commitment to customer service, adding new customers while maintaining premium service levels with existing accounts.

ACT Construction Inc.
VP Operations / Multi-Family Development
May 2007 - August 2008 (1 year 4 months)

• Orchestrated $500,000 fire remodel project for multifamily unit triplex and $1.7 million commercial remodel project from plans to completion.

• Bid out $15 million 150-unit multifamily apartment complex project and positively impacted overall net profit margin by 20%.
• Accelerated knowledge retention with thought leadership insights on the business and management imperatives in the construction industry.
• Collaborated with the Managing Partner to source opportunities and win business/projects for the company.
• Evaluated performance of the organization in meeting objectives and determine where costs can be reduced, what can be improved and what should be changed
• Conferred with staff to discuss issues, coordinate activities or resolve problems
• Took corrective action to solve organizational problems

Prudential Malibu Realty
Realtor
March 2006 - May 2007 (1 year 3 months)

Representing Tenants in Lease Transactions in Malibu during my third and fourth year while attending Pepperdine University.

In addition, I also assisted the owner of Prudential Malibu Real Estate with office tasks as needed.

Held Open Houses for other agents in the office

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Education

Pepperdine University
Bachelor's degree, Biological Science · (2003 - 2007)

California Institute of Technology
Cellular Biology and Engineering Summer Program · (2001 - 2001)

Benedictine University
Master of Business Administration (MBA), Marketing Management · (2012 - 2014)

Pepperdine University International Programs
Heidelberg Summer Opera Program · (2004 - 2004)